Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	February 28,	Year Ended May 31,
(Dollars in thousands)	2014	2013	2012(1)	2011	2010	2009(1)
Earnings:
Net income (loss)	$211,799	$358,087	$(148,797)	$151,215	$110,547	$(73,770)
Add: Fixed charges	496,464	692,025	761,849	841,288	912,227	935,194
Less: Interest capitalized(2)	-	-	(71)	(208)	(116)	(173)
Income available for fixed charges	$708,263	$1,050,112	$612,981	$992,295	$1,022,658	$861,251

Fixed charges:
Interest expense on all borrowings(3)	$496,464	$692,025	$761,778	$841,080	$912,111	$935,021
Interest capitalized(2)		-	71	208	116	173
Total fixed charges	$496,464	$692,025	$761,849	$841,288	$912,227	$935,194

Ratio of earnings to fixed charges	1.43	1.52	-	1.18	1.12	-

(1) Earnings available to cover fixed charges were insufficient by $149 million and $74 million in 2012 and 2009, respectively.

(2) Interest capitalized consists of interest paid in connection with financing the construction of our new headquarters building during the construction period.

(3) Interest expense includes the amortization of discounts and issuance costs.